SNET                                       News Release
                                            227 Church Street
                                            New Haven, Connecticut 06510



                                               July 23, 1996


For more information contact:  Kevin Moore
                               (203) 771-2136



       SNET ANNOUNCES CONTINUED STRONG EARNINGS GROWTH
                   FOR THE SECOND QUARTER

   Southern New England Telecommunications Corporation

(SNET) -- (NYSE: SNG) -- announced today that second

quarter net income for 1996 was $51 million or $0.77

per share compared with $40 million or $0.62 per share

for the same period last year.  On a normalized basis,

adjusting for the impacts of acquisitions and 1995

special items, earnings for the second quarter would be

up 14 percent to $0.84 versus $0.74 for 1996 and 1995.

   "This is our tenth consecutive quarter of improved

earnings," said Daniel J. Miglio, SNET chairman and

chief executive officer.

   "Our strong revenues and earnings for the second

quarter speak for themselves.  Our strategy is working.

We continue to demonstrate our competitive spirit and

our growing capability to market a broad range of

information, communications and entertainment services.

Our interstate/international long-distance business

produced dramatic customer and revenue growth again

this quarter, and after a little more than two years it

is already profitable," he added.

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     Consolidated revenues and sales for the second

quarter were up 9 percent to $488 million.  Wireline

revenues rose 6 percent to $392 million with revenues

and customers from interstate and international long-

distance tripling.  Local-service revenues grew 5

percent, reflecting a more than 3 percent increase in

access lines with strong growth in second residential

lines and continued growth in vertical services.  In

addition, access revenues were up 4 percent on strong

demand.  Wireless revenues climbed 46 percent to $56

million.  The customer base grew 37 percent after

adjusting for acquired territories.  Information and

Entertainment revenues were flat at $46 million.

   Consolidated operating expenses rose 8 percent.

Excluding a 1995 special item, they were up 13 percent.

Wireline expenses without that special item increased

10 percent or $22 million, reflecting higher expenses

to serve SNET's expanding long-distance customer base

and an increase in contract services.  These higher

expenses were offset partially by a smaller work force.

Wireless expenses rose 20 percent to support rapid

growth and the enlarged cellular area.  Information and

Entertainment expenses were flat.

   Depreciation and amortization as well as interest

expense were up primarily because of the cellular

acquisitions.

   SNET is a Connecticut-based telecommunications company

reaching beyond its traditional borders to offer wireline, wireless and information and entertainment services, including

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local, national and international calling; mobile

communications; and publishing, information and

advertising.  The company is building I-SNET,

Connecticut's broadband, information superhighway to

serve all its customers.


                           - ## -


                            SNET
         Preliminary Summary of Consolidated Results
          For the Three Months Ended June 30, 1996
       (Dollars in Millions Except Per Share Amounts)


                                     (Unaudited)
                               For the 3 Months Ended     Percent
                                      June 30,             Change
                                  1996        1995
INCOME STATEMENT
Revenues and Sales               $487.8     $447.5           9%
Costs and Expenses:
 Operating and maintenance        285.9      263.6           8%
 Depreciation
  and amortization                 88.2       83.6           6%
 Taxes other than income           13.5       14.3          (6%)
  Total Costs and Expenses        387.6      361.5
Operating Income                  100.2       86.0          17%
Interest                           22.7       19.0          19%
Other Income, Net                   2.1        3.3
Income Before Income Taxes         79.6       70.3          13%
Income taxes                       29.1       30.2          (4%)
Net Income                        $50.5      $40.1          26%

Weighted Average Common Shares
 Outstanding (thousands)         65,626      64,800          1%

Earnings Per Share                $0.77       $0.62         24%


STATISTICS
Access Lines in Service
   (thousands)                    2,109      2,041           3%
Interstate Minutes of Use
   (millions)                     1,933      1,799           7%


                            SNET
         Preliminary Summary of Consolidated Results
           For the Six Months Ended June 30, 1996
       (Dollars in Millions Except Per Share Amounts)


                                     (Unaudited)
                               For the 6 Months Ended     Percent
                                      June 30,             Change
                                  1996        1995
INCOME STATEMENT
Revenues and Sales               $961.8     $887.9           8%
Costs and Expenses:
 Operating and maintenance        554.6      513.4           8%
 Depreciation
  and amortization                177.4      167.0           6%
 Taxes other than income           27.5       27.8          (1%)
  Total Costs and Expenses        759.5      708.2
Operating Income                  202.3      179.7          13%
Interest                           45.3       37.0          22%
Other Income, Net                   5.8        4.2
Income Before Income Taxes        162.8      146.9          11%
Income taxes                       60.1       60.1
Net Income                       $102.7      $86.8          18%

Weighted Average Common Shares
  Outstanding (thousands)        65,505      64,721          1%

Earnings Per Share                $1.57       $1.34         17%


STATISTICS
Access Lines in Service
   (thousands)                    2,109      2,041           3%
Interstate Minutes of Use
   (millions)                     3,905      3,603           8%